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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Sikorski, Thomas J.		3/13/03
	c/o First Reserve Corporation One Lafayette Place (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Quanta Services, Inc. (NYSE: PWR)		☒ Director ☐ 10% Owner	☐ Officer (give title below) ☐ Other (specify below)
	Greenwich, CT 06830 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

Explanation of Responses:

Mr. Sikorski was appointed to the Board of Directors of Quanta Services, Inc. on March 13, 2003.

Thomas J. Sikorski, By Thomas R. Denison, Attorney-in-Fact (See attached Power of Attorney)	3/13/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

POWER OF ATTORNEY
(LIMITED)

     KNOW ALL MEN BY THESE PRESENTS, that I, THOMAS SIKORSKI, of GREENWICH, County of FAIRFIELD, State of CONNECTICUT, reposing special trust and confidence in THOMAS R. DENISON, of LITTLETON, County of ARAPAHOE, State of COLORADO, have made, constituted and appointed, and by these presents do make, constitute and appoint the said THOMAS R. DENISON my true and lawful attorney-in-fact and agent, for me and in my name, place and stead, BOTH FOR ME PERSONALLY AND IN MY CAPACITY AS A MANAGING DIRECTOR OF FIRST RESERVE CORPORATION, with full power and authority to do and perform each and every act necessary, as fully as I might do if personally present, to accomplish and complete the following acts or transactions:

Sign on my behalf, any and all, filings (including filings with the Securities and Exchange Commission), agreements, notices or documents arising from, or related to, First Reserve Corporation's holdings, investments or activities.

     I, THOMAS SIKORSKI, hereby ratify and confirm all that said THOMAS R. DENISON might or could lawfully do or lawfully cause to be done by virtue of this POWER OF ATTORNEY. This POWER OF ATTORNEY shall remain in effect until revoked and shall not be affected by disability of the principal.

EXECUTED this 17th day of July, 2002.

/s/ THOMAS SIKORSKI Thomas Sikorski

STATE of Connecticut
                                                      Section
County of Fairfield

The foregoing instrument was acknowledged before me this 17th day of July, 2002, by Thomas Sikorski, the Principal.

Witness my hand and official seal.		/s/ MELISSA VITA

	Notary	MELISSA VITA
NOTARY PUBLIC My Commission Expires 06/30/2005
My commission expires:

/s/ THOMAS R. DENISON Specimen Signature of Agent (Attorney)